UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2007

OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14543

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRUEBLUE, INC. 401(k) Plan

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TrueBlue, Inc.

1015 A Street

Tacoma, Washington 98402

REQUIRED INFORMATION

TrueBlue, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of the Annual Report on Form 11-K.

Report of Independent Registered Public Accounting Firm

Benefits Committee

TrueBlue, Inc. 401(k) Plan

Tacoma, Washington

We have audited the accompanying statements of net assets available for benefits of the TrueBlue, Inc. 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TrueBlue, Inc. 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held for investment purposes and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ LeMaster & Daniels PLLC
LeMaster & Daniels PLLC
Spokane, Washington
June 26, 2008

TrueBlue, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

ASSETS:
Investments, at fair value:
Guaranteed interest contract	$--	$1,748,105
Common collective trust	2,113,884	--
Pooled Separate Accounts	17,909,080	--
Mutual funds	--	11,660,520
Employer common stock	1,983,935	2,912,532
Participant loans	624,691	395,233
	22,631,590	16,716,390

Contributions receivable:
Participant	180,243	112,204
Employer	44,650	28,053
	224,893	140,257

Total Assets:	22,856,483	16,856,647

LIABILITIES:
Excess contributions payable:
Participant	232,602	88,954
Employer	65,560	27,497

Total Liabilities:	298,162	116,451

NET ASSETS AT FAIR VALUE	22,558,321	16,740,196

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	13,722	--

NET ASSETS AVAILABLE FOR BENEFITS	$22,572,043	$16,740,196

See accompanying notes to financial statements.

TrueBlue, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended
	December 31,
	2007	2006
ADDITIONS:
Investment income:
Interest and dividends	$40,507	$67,443
Net appreciation in fair value of investments	558,709	1,022,093
	599,216	1,089,536

Contributions:
Participant	4,147,468	3,204,466
Employer	772,868	808,268
Rollovers	118,715	241,438
	5,039,051	4,254,172

Total additions	5,638,267	5,343,708

DEDUCTIONS:
Benefits paid to participants	3,399,190	1,452,611
Administrative expenses	89,446	7,725

Total deductions	3,488,636	1,460,336

NET INCREASE	2,149,631	3,883,372

TRANSFER OF ASSETS FROM PLAN MERGER	3,682,216	--

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	16,740,196	12,856,824

End of year	$22,572,043	$16,740,196

See accompanying notes to financial statements.

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the TrueBlue, Inc. 401(k) Plan (Plan) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information. Effective January 1, 2007, the Plan changed custodians from ING Life Insurance and Annuity Company (ING) to Principal Life Insurance Company (Principal). In connection with the change in custodians, many of the plan investment options changed as well.

General

The Plan is a defined contribution plan established by TrueBlue, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. Eligible employees of the Company must be 21 years of age or older and dependant on the type of employee, will have completed six months to 1 year of service to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).

Contributions and Participant Investment Options

Eligible employees may elect to defer a specific amount of compensation each year instead of receiving that amount in cash. The total deferrals in any taxable year may not exceed a dollar limit that is set by law, which was $15,500 and $15,000 for 2007 and 2006, respectively. Participants turning age 50 or older may elect to defer additional amounts to the Plan (called “catch-up contributions”). Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

During 2007 and 2006, the Company provided a discretionary matching contribution equal to 25% of each participant’s deferral contribution. Employer matching contributions are contributed in cash at each payroll period and active participants are required to be employed on the last day of the Plan year and have at least 1,000 hours of service during the latest accrual computation period ending on or before that date to receive their allocation of the matching contribution.

Participants may direct the investment of their contributions, along with employer matching contributions, into various investment options offered by the Plan which are currently a variety of pooled separate accounts (provided under a group annuity contract), a common collective trust, and Company common stock.

All eligible employees of the Company who meet the eligibility requirements of the Plan automatically become participants under the Plan as of the entry date coinciding with the beginning of the next eligibility date (January 1, April 1, July 1, or October 1).  Participants who do not elect otherwise are automatically enrolled at a deferral percentage of 2%.

Participant Accounts

Participant accounts are valued daily based on quoted market and unit prices. Each participant’s account is credited or charged with the participant’s contribution and allocations of (a) the Company’s contribution (b) Plan earnings or losses, and (c) certain administrative expenses. Participants are charged directly with costs associated with the investments and loan processing fees, as applicable.  Allocations are based on participant earnings or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 1 - Description of the Plan (continued)

Vesting

Participants are fully vested in their contributions, plus actual earnings thereon. Vesting in the Company’s discretionary matching contribution portion of their accounts, plus earnings thereon is based on years of continuous service.  Participants vest in the matching employer contributions at 25% for each year of service completed, with the first 25% vesting after the second year of service. A participant is 100% vested after five years of credited service or upon death or disability.  In the event of termination of employment prior to the completion of five years of continuous service, for any reason other than death or disability, participants forfeit their nonvested portion of employer matching contributions.

Participant Loans

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. The loans are secured by the balance in the participant’s account and are repaid through payroll deductions over periods ranging up to 60 months, unless the loan is used to acquire a principal residence, in which case the loan may be issued for a reasonable time determined by the Plan administrator. The interest rate is also determined by the Plan administrator based on prevailing market conditions, and is fixed over the life of the loan.

Payment of Benefits and Withdrawals

Upon termination of employment, the participant is entitled to receive the vested portion of his or her account. If the vested amount is $5,000 or less, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $5,000, the participant must consent to the distribution before it may be made.

A participant may make a withdrawal to satisfy certain immediate and heavy financial needs of the participant provided the participant has obtained all other nontaxable loans currently available under all Plans maintained by the Company. Participant contributions are suspended for the six months following a hardship withdrawal. A participant may withdraw any part of their vested account resulting from rollover contributions at any time.

Plan Administration

The Plan is administered by an employee benefits committee consisting of Company officers and employees who are approved by the Compensation Committee of the Board of Directors of the Company.  No such officer or employee receives compensation from the Plan.

The employee benefits committee serves as investment manager and trustee of the plan. Principal serves as the record keeper and custodian for the Plan. Certain Plan investments are units of Principal Life Insurance Company Separate Accounts (Pooled Separate Accounts) and a Stable Value Fund (Common Collective Trust); transactions in these funds and trust qualify as permitted party-in-interest transactions. The Company pays all administrative expenses of the Plan, except for the administrative costs of the investments and loan processing fees which are charged directly to the participants.

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 1 - Description of the Plan (continued)

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer discretionary matching contributions. Unallocated forfeitures as of December 31, 2007 and 2006 totaled $4,808 and $126,544, respectively. In 2007, forfeitures in the amount of $275,084 were used to reduce employer matching contributions. No forfeitures were used in 2006 to reduce employer matching contributions.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments as of December 31, 2007, consist of a variety of pooled separate accounts (provided under a group annuity contract), a common collective trust, Company common stock and participant loans.

Investments in pooled separate accounts are reported at fair value. The value of units in pooled separate accounts is determined by dividing the market value of the account by the total number of units in the account. The common collective trust is considered fully benefit responsive; therefore, it is reported at contract value. Participant loans are recorded at book value, which approximates fair value. The TrueBlue, Inc., common stock fund includes shares of TrueBlue, Inc., and cash, and is reported based on unitized value. Investments in mutual funds are reported at fair value based on quoted market prices. The fixed account (guaranteed interest contract) is not considered fully benefit responsive; therefore, it is reported at fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments and withdrawals are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

New Accounting Pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies (continued)

attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust.  Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.  These requirements are effective for financial statements issued for periods ended after December 15, 2006.

In September 2006, FASB issued Statement No. 157, Fair Value Measurements.  This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB No. 157 is effective for fiscal years ending after November 15, 2007, and interim periods within those fiscal years.  The Plan is currently evaluating the statement’s impact on its financial statements.

Note 3 - Investments

As of December 31, 2007 the Plan’s investments were held by Principal Life Insurance Company and as of December 31, 2006 the Plan’s investments were held by ING.  Investments that represent 5% or more of the Plan’s net assets in either year are separately identified as follows:

	December 31,
	2007	2006
Guaranteed interest contract - ING Fixed Account	$--	$1,748,105
Common collective trust - Principal Stable Value Fund	2,113,884	--
Pooled separate accounts:
Principal Large Cap Growth SEP	3,734,802	--
Principal Lifetime Strategic Income SEP	3,563,183	--
Principal International I SEP	2,477,818	--
Principal Small Cap Growth III SEP	1,356,945	--
Mutual funds:
Fidelity VIP Contrafund Portfolio	--	1,697,221
The Growth Fund of America	--	1,045,394
The Income Fund of America	--	1,951,160
Baron Growth Fund	--	1,309,031
EuroPacific Growth Fund	--	1,094,813
Other	6,776,332	4,562,901
TrueBlue, Inc. Common Stock Fund	1,983,935	2,912,532
Participant loans	624,691	395,233

Total investments, at fair value	22,631,590	16,716,390

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	13,722	--

Total investments, net	$22,645,312	$16,716,390

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 3 -  Investments (continued)

Net appreciation (depreciation) in fair value of the Plan’s investments (including investments bought, sold, and held during the year) for the years ended December 31, 2007 and 2006, was as follows:

	Years Ended December 31,
	2007	2006
Common collective trust	$80,413	$--
Pooled separate accounts	1,022,044	--
Mutual funds	--	1,373,193
TrueBlue, Inc. Common Stock Fund	(543,748)	(351,100)

	$558,709	$1,022,093

Note 4 -  Investment Contract

In 2007, the Plan entered into a benefit-responsive investment contract (the Common Collective Trust) with Morley Financial Services, Inc. (Morley). Morley maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The contract is included in the financial statements at fair value and adjusted for the difference between the fair value and contract value as reported to the Plan by Morley.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting rates were approximately 5% and 4%, respectively, for 2007.  The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

Note 5 - Related Party Transactions

The Plan invests primarily in units of Principal Life Insurance Company Separate Accounts (Pooled Separate Accounts), provided under a group annuity contract and a Stable Value Fund (Common Collective Trust). Principal acts as custodian for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Participant contributions amounting to $53,389 were withheld from participants’ pay during the months of January and April 2007 but were inadvertently not remitted to the Plan’s trust within 15 business days following the month in which such amounts were withheld.  This constituted a loan for the same amount from the Plan to the Plan sponsor which is considered to be a nonexempt party-in-interest transaction.  The loan amount, plus lost investment earnings of $420, was remitted in total to the Plan’s trust by May 2007.

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 7 - Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001, that the Plan is designed in accordance with applicable sections of the IRC.  The Plan administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

Note 8 - Risks and Uncertainties

The Plan provides for investment options encompassing various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$22,572,043	$16,740,196
Participant contributions receivable	--	(112,204)
Employer contributions receivable	--	(28,053)
Excess participant contributions refunds payable	232,602	88,954
Excess employer contributions refunds payable	65,560	27,497
Adjustment from fair value to contract value	(13,722)	--

Net assets available for benefits per Form 5500	$22,856,483	$16,716,390

The following is a reconciliation of employers’ contribution per the financial statements to Form 5500:

	Years Ended December 31,
	2007	2006

Employer contributions per the financial statements	$772,868	$808,268
Employer receivable prior year	28,053	482,115
Employer receivable current year	--	(28,053)
Excess employer contributions refunds payable prior year	(27,497)	--
Excess employer contributions refunds payable current year	65,560	27,497

Employer contributions per Form 5500	$838,984	$1,289,827

TrueBlue, Inc. 401(k) Plan

Notes to Financial Statements

Note 9 - Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of participants’ contribution per the financial statements to Form 5500:

	Years Ended December 31,
	2007	2006
Participant contributions per the financial statements	$4,147,468	$3,204,466
Participant contributions receivable prior year	112,204	168,111
Participant contributions receivable current year	--	(112,204)
Excess participant contributions refunds payable prior year	(88,954)	--
Excess participant contributions refunds payable current year	232,602	88,954

Participant contributions per Form 5500	$4,403,320	$3,349,327

Note 10 - Plan Merger

TrueBlue merged the CLP 401(k) Retirement Plan, the Plan of CLP Resources (one of TrueBlue’s acquired brands), into the TrueBlue Plan effective January 1, 2007. Assets transferred into the Plan on January 25, 2007 totaled $3,682,216.

TrueBlue, Inc. 401(k) Plan

Assets Held for Investment Purposes

December 31, 2007

EIN #: 91-1287341

Plan #: 001

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Current Value

	Common collective trust:
*	Principal Stable Value Fund	132,327	shares	$2,113,884
	Common stock fund:
*	TrueBlue, Inc.	137,012	shares	1,983,935
	Pooled separate accounts:
*	Principal Large Cap Growth SEP	133,736	shares	3,734,802
*	Principal Lifetime Strategic Income SEP	251,513	shares	3,563,183
*	Principal International I SEP	58,082	shares	2,477,818
*	Principal Small Cap Growth III SEP	97,334	shares	1,356,945
*	Principal Large Cap Value III SEP	64,091	shares	1,007,432
*	Principal Large Cap Stock Index SEP	17,232	shares	913,608
*	Principal Bond and Mortgage SEP	1,083	shares	776,735
*	Principal Small Cap Value I SEP	33,510	shares	691,031
*	Principal Mid Cap Growth SEP	15,166	shares	618,796
*	Principal Lifetime 2040 SEP	32,113	shares	523,133
*	Principal Lifetime 2030 SEP	26,700	shares	435,486
*	Principal Mid Cap Value II SEP	22,163	shares	389,192
*	Principal Lifetime 2020 SEP	23,782	shares	382,139
*	Principal Small Cap Stock Index SEP	14,347	shares	318,809
*	Principal International Growth SEP	14,556	shares	272,389
*	Principal Mid Cap Stock Index SEP	8,741	shares	192,707
*	Principal Lifetime 2050 SEP	7,595	shares	123,106
*	Principal Lifetime 2010 SEP	5,900	shares	89,628
*	Principal Real Estate Securities SEP	1,805	shares	42,141
				17,909,080
	Participant loans	Interest rates from 5% to 9.25% per annum; maturity dates from 2008 through 2034.		624,691

	Total investments, at fair value			$22,631,590

*	Represents party-in-interest.

Since all investments are participant-directed, cost information is omitted in accordance with instructions for preparation of 2007 Form 5500, Return of Employee Benefit Plan.

See accompanying report of independent registered public accounting firm.

TrueBlue, Inc. 401(k) Plan

Delinquent Participant Contributions

Year Ended December 31, 2007

Current Value of Total
	Description of Transaction:	Amounts That Constitute
	Participant Contributions	Non Exempt Prohibited
Identity of Party Involved	Transferred Late to the Plan	Transactions

* TrueBlue, Inc.	$53,389	$ 53,389

*          Represents party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the TrueBlue, Inc. 401(k) Plan, which is the Plan administrator of the TrueBlue, Inc. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TrueBlue, Inc. 401(k) Plan

By: Employee Benefits Committee of the TrueBlue, Inc. 401(k) Plan

/s/ Richard Mercuri
Richard Mercuri, Trustee of the Plan
June 27, 2008